                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             3D Systems Corporation
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                -----------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
                ------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                   May 5, 2003
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 pages)

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--------------------------------------------------------------------------------
CUSIP NO.
88554D205

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1.      I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             The Clark Estates, Inc.
             13-5524538

--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
     2.      (b) [X]

--------------------------------------------------------------------------------
     3.      SEC USE ONLY

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.            OO

--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5.      TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

     6.      New York

--------------------------------------------------------------------------------
                                7.     SOLE VOTING POWER

                                       1,766,605

            NUMBER OF      -----------------------------------------------------
             SHARES             8.     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   0
              EACH
            REPORTING      -----------------------------------------------------
             PERSON             9.     SOLE DISPOSITIVE POWER
              WITH
                                       1,766,605

                           -----------------------------------------------------
                                10.     SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11.     1,766,605

--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12.     SHARES [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.     13.0%

--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON

     14.     CO

--------------------------------------------------------------------------------

                              (Page 2 of 7 pages)

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                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                  This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 2 to Schedule 13D by the Reporting Person on December 21, 2001. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 2.           IDENTITY AND BACKGROUND

                  Schedule I sets forth the information required by Items 2(a) -
(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Effective as of May 5, 2003, Clark Partners I, L.P. ("Clark Partners") purchased from the Issuer in a private placement transaction 833,333 shares of Series B Convertible Preferred Stock (the "Preferred Shares") for an aggregate purchase price of $5,000,000 pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"). Each Preferred Share is convertible at any time after issuance into such number of shares of Common Stock as is determined by dividing (i) the amount of the liquidation preference of such Preferred Share on the date the certificate representing such Preferred Share is surrendered for conversion by (ii) $6.00 (subject to adjustment as set forth in the certificate of designation). The liquidation preference of each Preferred Share is equal to the sum of $6.00 (subject to adjustment) and an amount equal to all accrued or declared but unpaid dividends on such Preferred Share. The Preferred Shares accrue cash dividends at the rate of 8% per share per annum (subject to adjustment), which are cumulative to the extent they are not declared and paid.

                  Clark Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Clark Partners. The purchase price for the Preferred Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

                  Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission with respect to the shares of Common Stock issuable upon conversion of the Preferred Shares.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the acquisition of the Preferred Shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may

                              (Page 3 of 7 pages)

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acquire additional shares of Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The 1,766,605 shares of Common Stock beneficially owned by the Reporting Person as of May 5, 2003 (833,333 of which represent the shares of Common Stock into which the Preferred Shares are convertible as of such date) constitute approximately 13.0% of the outstanding shares of Common Stock (based upon an aggregate of 13,567,543 outstanding shares of Common Stock as of such date, as disclosed by the Issuer to the Reporting Person, including the 833,333 shares of Common Stock into which the Preferred Shares are convertible as of such date).

                  (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the Preferred Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares.

                  (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or the shares of Common Stock issuable upon conversion of the Preferred Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except for the Securities Purchase Agreement and except as set forth in the Reporting Person's initial filing on Schedule 13D and the amendments thereto, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                              (Page 4 of 7 pages)

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003                       THE CLARK ESTATES, INC.

                                        By: /s/ Kevin S. Moore
                                            -----------------------------------
                                            Name: Kevin S. Moore
                                            Title: President

                              (Page 5 of 7 pages)

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                                   Schedule i

           DIRECTORS AND EXECUTIVE OFFICERS OF THE CLARK ESTATES, INC.

                                                                         NAME, PRINCIPAL BUSINESS AND
       NAME                            PRINCIPAL OCCUPATION                   ADDRESS OF EMPLOYER
Jane Forbes Clark                    Chairman and Director            The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller
                                                                      Plaza, 31st Floor
                                                                      New York, New York 10020

Kevin S. Moore                       President and Director           The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller
                                                                      Plaza, 31st Floor
                                                                      New York, New York 10020

Anne L. Peretz                       Director                         The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller
                                                                      Plaza, 31st Floor
                                                                      New York, New York 10020

Eric L. Straus                       Senior Vice President            The Clark Estates, Inc.
                                     and Director                     Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York 10020

Marshall F. Wallach                  Director, The Clark              The Wallach Corporation
                                     Estates, Inc.                    Investment Banking
                                                                      1401 17th Street, Suite 750
                                                                      Denver, Colorado 80202
                                     President, The Wallach
                                     Corporation

Richard C. Vanison                   Vice President and               The Clark Estates, Inc.
                                     Treasurer                        Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York 10020

William T. Burdick                   Secretary                        The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York 10020

                               (Page 6 of 7 pages)

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
                                                                         NAME, PRINCIPAL BUSINESS AND
     NAME                               PRINCIPAL OCCUPATION                  ADDRESS OF EMPLOYER
Stephen M. Duff                      Chief Investment Officer         The Clark Estates, Inc.
                                                                      Management Services
                                                                      One Rockefeller Plaza, 31st Floor
                                                                      New York, New York 10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.

                               (Page 7 of 7 pages)